UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 29, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie

Name:	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: February 29, 2008

This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in Lihir’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Lihir can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about Lihir’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of Lihir. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com ..au”.

· Lifts production
· Increases average annual output by 240 kozs
· Lifts production by 2.35 million oz over 2011-2021
· Higher recoveries boost production over the life of the operation by more than 1 million ounces
· Reduces costs
· Reduces unit costs by approximately $80/oz on average after 2011
· Increases NPV
· Brings forward production, increases medium term cashflows
· Improves operational reliability and consistency
· Adds operational redundancy
· Reduces grade sensitivity, increases certainty, reduces risk
· Potentially increases reserves

· Increases processing from ~ 6.5-7.0 Mt/a to ~ 10.5-12 Mt/a.
· Lifts autoclave throughput from ~ 5 Mt/a to ~ 7.5-9.5 Mt/a
· Additional installation:
· New autoclave twice the size of the three existing autoclaves
· 70 tonnes/hr oxygen plant • grinding and crushing capacity • leach circuit • tailings and water infrastructure
· Construction scheduled for completion mid-2011.

Capex and Opex
Capital Costs 2008 2009 2010 2011 Total
Total Cost (Feb 08) $M 138 268 188 102 696
· Geothermal power required, at estimated capital cost of $150 million
· Funding sourced from operating cashflows. Standby debt facilities being assembled
Operating costs · Gross cash costs to reduce by $80/oz in the period after 2011, to less than $400/oz
· Total cash costs in mid to low $300s/oz

· Improved project economics may lead to reduced cut off grade and increased reserves
· Increased plant utilisation due to dual processing streams
· Reduced exposure to short term grade variance
Improved production reliability and consistency — reduced operational risk

Resources
Contained Identified Mineral Resource Tonnes Average Grade Ounces Resource Category (millions) (AU g/t) (millions)
Resources at 31/12/07 Measured 53.8 2.52 4.4 indicated 392.8 2.45 30.9 Inferred 63.4 1.88 3.8
Reserves
Contained Reserve Tonnes Average grade Ounces Ore Reserves Category (millions) (Au g/t) (millions) Probable 200.4 2.87 18.5 Stockpiles Ore Proved 53.8 2.52 4.4 Total Reserves 254.2 2.80 22.9